July 11, 2005

      Mail Stop 0409

Brenda G. Gujral
Director and President
Inland American Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, IL 60523

Re:	Inland American Real Estate Trust
	Registration Statement on Form S-11
	Draft Responses to our letter dated June 29, 2005
	Provided July 5, 2005
      Registration No. 333-122743

Dear Ms. Gujral:

	We have reviewed your draft filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior Performance of IREIC
1. We note your response to comment 1 of our June 29th letter. As to each program, please expand to quantify the (1) amount of IREIC fees deferred, (2) the amount of IREIC fees forgiven, and (3) the amount of funds advanced by IREIC.
2. In years that the distribution exceeded cash flows from operating activities, tell us specifically how you funded the distribution.
3. We note your disclosure in Rider 55 that in order that funds distributed in the prior programs would not be deemed a return of capital, IREIC deferred, forgave and advanced funds to the prior REITs. Please revise to disclose whether IREIC proposes to do the same for this REIT and any risks associated with its continuing such practice or not continuing such practice.
4. We note your statements that you deferred or forgave fees in order to make distributions that would not be deemed a return of capital.
Please reconcile this with the tables that reflect that in all of the years distributions were made there was a non-taxable distribution or a return of capital.
5. In order for us to assess the significance of the sponsor`s deferrals, forgiveness and advances, please tell us the impact on historical distributions if the sponsor had not forgiven or deferred fees or advanced funds.
6. Refer to rider 57 regarding the table reflecting the yields on principal that investors would have realized if they had reinvested their distributions at the discounted share price provided in the distribution reinvestment program. Please revise to reflect that these amounts could only be achieved as a result of the sponsor`s foregiveness and deferral of fees as well as advances of funds.

Prior Performance Tables - Table III
7. We note that cash distributions to investors exceeded cash available from operations during some periods covered in the table.
Please expand the table to provide all sources of cash available for distributions. Refer to Guide 5, Table III.

  *	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3780 with any questions.

Sincerely,



Elaine Wolff
Legal Branch Chief

cc:	Michael J. Choate, Esq. (via facsimile)



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Brenda G. Gujral
Inland American Real Estate Trust, Inc.
July 11, 2005
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